

Mail Stop 4720

June 29, 2018

C. G. Kum
Chief Executive Officer
Hanmi Financial Corporation
3660 Wilshire Boulevard, Penthouse Suite A
Los Angeles, CA 90010

      Re: Hanmi Financial Corporation
              Registration Statement on Form S-4
              Filed June 22, 2018
              File No. 333-225818

Dear Mr. Kum:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

                              Sincerely,

                              /s/ Era Anagnosti

                              Era Anagnosti
                              Legal Branch Chief
                              Office of Financial Services

cc: Gregory Sobczak, Esq.